SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)  Form 20-F  ☒   Form   40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated February 4, 2004, regarding ADS dividend declaration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc

(Registrant)

Date	February 4, 2004	By:	/s/ Donald McPherson

Donald McPherson Assistant Company Secretary

ADS DIVIDEND DECLARATION

On 4 February 2004, ScottishPower announced in the Company’s third quarter results, that the dividend for the third quarter ended 31 December 2003 was 4.75 pence per ordinary share. The dividend will be payable on 15 March 2004 to shareholders on the register on 13 February 2004.

This is to confirm that the dividend rate per American Depository Share (ADS) is $0.3473. The ADS dividend will be paid on 15 March 2004 to ADS holders of record on 13 February 2004.

Further information:

Alan McCulloch

Assistant Secretary

Telephone 44(0)1698 396414